Group News

Roche



Basel, 4 December 2006

Employees support children affected by HIV/AIDS at the Annual Roche AIDS Walk

More than 1 million Swiss Francs raised for HIV/AIDS projects

13'000 employees at 95 Roche sites participated in the Global Roche Employee AIDS Walk on World AIDS Day last Friday, raising money to help children affected by HIV/AIDS. The Global Roche Employee AIDS Walk, occurring for the 4th time this year, was initiated as a result of Roche employees wanting to reach out and make a difference in the lives of those affected hardest by the HIV/AIDS epidemic. To date, 34'000 employees have raised almost 4 million Swiss Francs to directly help children impacted by AIDS in a sustainable way.

Pierre Jaccoud, Chair of Roche's Corporate Sustainability Committee, said: "It is impressive to see how each year, more and more Roche sites are participating in the AIDS Walk. Our employees are committed to make a difference not just through their work as researchers and experts, but also by living Roche's tradition of wider community involvement in humanitarian and social projects centred mainly in Least Developed Countries. Also, we are pleased to realise a first contribution to our new collaboration with UNICEF".

Various organizations in different parts of the world will benefit from the donations. Roche, in collaboration with the European Coalition of Positive People (ECPP), is, in particular, supporting day care centers in Malawi, looking after more than 3000 children orphaned by AIDS. Malawi is a stable and peaceful country but also one of the poorest in Africa, with up to half a million children who have lost one or both parents as a result of AIDS. Also, as announced in October this year, part of the money raised will be used to fund the project "Schools for Africa", established by UNICEF in collaboration with the Nelson Mandela Foundation to improve education and the schools the children attend in Malawi.

In addition to these two major projects, funding raised by the Global Employee AIDS Walk may be shared with local HIV/AIDS organizations in the participating Roche affiliates site

communities. As a result, children impacted by HIV/AIDS globally will benefit.

Partnership between Roche and ECPP

Roche and ECPP have agreed to work in partnership to directly benefit orphaned children in Malawi. The partnership is designed to construct, equip, monitor and help maintain orphan centres in rural, Southern Malawi. Roche organises and bears all costs associated with conducting the Global Roche Employee AIDS Walk fundraising events.

About HIV/AIDS and Malawi

The World Health Organization (WHO) estimates that there are 38.6 million people living with HIV/AIDS worldwide. Sub-Saharan Africa is by far the worst affected area, with over 24 million people currently living with the disease. In Malawi, one of the poorest countries in the world, it is estimated that 15 percent of the 11 million inhabitants are infected with HIV. The virus caused over 80,000 deaths in 2003. Over 700,000 children in Malawi have lost one or both parents to AIDS. As orphans, they are often excluded from education and vocational training because of their poverty.

About the Global Roche Employee AIDS Walk

The first Roche Employee AIDS Walk took place in 2003 as a pilot project involving three large sites. Immensely successful in its first year, the event was subsequently extended to Roche sites worldwide. Since 2003 the event has totaled over 34'000 Roche employees taking part in the annual walk, raising an aggregate sum of almost 4 million Swiss Francs for children impacted by AIDS in Malawi and worldwide.

About "Schools for Africa"

UNICEF and the Nelson Mandela Foundation believe that education is key to development, and have launched together the initiative "Schools for Africa". In Rwanda, Angola, Zimbabwe, Malawi, Mozambique and South Africa, 2 million children will have access to education in the next three years, 4000 schools will be renovated or built, sanitary infrastructure will provide clean water in 1800 schools, and 35000 teachers will receive special training

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life.

Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information:

- Roche AIDS Walk and Malawi: http://www.roche.com/sus_csoc-resp-env
- Roche Pharmaceuticals in HIV: www.roche-hiv.com
- Roche Diagnostics in HIV: www.roche-diagnostics.com/servicebox/document_center/index.php
- Access to Healthcare: www.roche.com/home/sustain/sus_med.htm
- About ECPP: www.ecpp.co.uk
- About UNICEF: www.unicef.org
- Pictures from the Basel Roche AIDS Walk 2006: http://www.roche.com/pages/downloads/photosel/061201/

TV stations: a b-roll available in English and German

Basel, 6 December 2006

NT-proBNP Test could save the North American healthcare system nearly 600 million US dollars

New data presented recently underlines the economic benefit of the Roche Diagnostics' NT-proBNP Test

New data presented at the 2006 American Heart Association's (AHA) Scientific Sessions show that the introduction of Roche Diagnostics' NT-proBNP test could generate yearly savings up to $600 million in the U.S. Healthcare system. The test significantly shortened the emergency room visits of patients by helping doctors to decide which patients with shortness of breath had heart failure and which had other conditions. Heart failure (HF) affects around 5 million Americans and more than 200,000 Canadians.

Dr. Gordon W. Moe, cardiologist and director of the heart failure program and biomarker laboratory at St. Michael's Hospital in Toronto, Canada, conducted this trial and commented: "Our economic analysis found that adding this test to physician judgment reduced the duration of the emergency department visit as well as the number of patients hospitalized. It is estimated that around 1 million people are hospitalized for heart failure every year in the U.S. and 80,000 in Canada. The use of Roche's NT-proBNP test could lead to savings of close to 1,000 U.S. dollars per patient."

About the study

This was the first multi-center randomized-controlled trial with a NT-proBNP guided strategy in the management of patients presenting with shortness of breath in the emergency department. It was found that adding this test to physician judgment significantly reduced the duration of the emergency department visit from an average of 6.3 hours to an average of 5.6 hours. In addition, it reduced the number of patients hospitalized within 60 days from 51 to 33. The trial was conducted in seven hospitals. Researchers conducted the study on 501 patients, 52 percent male with a mean age of 71 years, who arrived at the hospitals' emergency with shortness of breath — a classic symptom of heart failure. Shortness of breath is also a common symptom of other conditions such

as worsening (lung) disease, pneumonia and some heart attacks, forcing emergency physicians to spend a lot of time trying to reach a diagnosis.

The first single-center, non-randomized study, published in American Journal of Cardiology September 2006, was performed at Massachusetts General Hospital in the U.S.. The objective of this study was to evaluate the cost-effectiveness of using NT-proBNP to guide the diagnostic assessment and management of patients presenting with dyspnea in emergency departments. NT-proBNP testing was associated with a 9.4% reduction in costs, translating into savings of $ 474 per patient. More than 90% of these savings were attributed to prevented or reduced hospitalization (Am J Cardiol 2006; 98(6):800-805; Cost-Effectiveness of Using N-Terminal Pro-Brain Natriuretic Peptide to Guide the Diagnostic assessment and Management of Dyspneic Patients in the Emergency Department; U. Siebert, J.L. Januzzi, M.T. Beinfeld, R. Cameron, G.S. Gazelle).

About NT-proBNP

Congestive Heart Failure (CHF) is associated with high morbidity and mortality. Early and accurate diagnosis of CHF is crucial for better quality of care and cost-effective management of patients with CHF. Rapid and accurate tests for the diagnosis of CHF in an urgent-care setting are therefore required. NT-proBNP and B-type natriuretic peptide (BNP) have been shown to provide incremental value in the rapid diagnosis of CHF in the emergency room. The N-terminal fragment of proBNP (NT-proBNP) is the high molecular weight fragment of the precursor of BNP. Due to its greater stability, NT-proBNP may represent a more useful diagnostic marker than BNP for cardiovascular disorders including CHF.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Further information

- Roche Diagnostics: www.roche-diagnostics.com
- St. Michael's Hospital in Toronto: www.stmichaelshospital.com

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ROCHE HOLDING 82-3315


Roche

Basel, 6 December 2006

Halozyme and Roche enter agreement for the application of Enhanze, a novel technology to improve drug delivery

Halozyme Therapeutics, Inc. (AMEX: HTI) and Roche today announced they have entered into an agreement to apply Halozyme's proprietary Enhanze™ Technology to Roche's biological therapeutic compounds. Enhanze Technology is Halozyme's proprietary drug delivery technology based on its recombinant human hyaluronidase (rHuPH20). rHuPH20 is an analogue of a human enzyme that temporarily clears space in the matrix of tissues such as skin. This clearing activity should allow rHuPH20 to improve drug delivery by enhancing the entry of therapeutic molecules through the subcutaneous space.

"Roche is a global leader in the development of biologics and we are excited to be applying our rHuPH20 technology to this area with Roche compounds," said Jonathan Lim, MD, Halozyme's President and CEO. "We believe that our technology can enhance the clinical benefits that biologics have already been shown to provide. In every respect, both technically and commercially, this represents a landmark agreement for Enhanze Technology and for Halozyme."

"We are looking forward to working together with Halozyme using their rHuPH20 technology," said Peter Hug, Roche's Global Head of Pharma Partnering. "The potential to improve the administration and bioavailability of subcutaneous medicines presents an important advance to make a difference to patients' lives."

Halozyme Roche Collaboration

Under the terms of the agreement, Roche will pay Halozyme $20 million as an initial upfront payment for the application of rHuPH20 to three pre-defined Roche biologic targets. Over the next ten years, Roche will also have the option to exclusively develop and commercialize rHuPH20 with an additional ten targets. Pending the successful completion of a series of clinical, regulatory, and sales events, Roche may pay Halozyme further milestones which could potentially

reach a value of up to $111 million as well as royalties on potential product sales for the first three targets. For each of the additional ten targets, Roche may pay Halozyme further upfront and milestone payments of up to $47 million per target. In addition, the Roche Venture Fund will make an $11 million equity investment, representing approximately 5% of Halozyme's outstanding common stock.

Under the collaboration, Roche will also obtain access to Halozyme's expertise in developing and applying rHuPH20 to Roche targets. Roche will obtain a worldwide, exclusive license to develop and commercialize product combinations of rHuPH20 and Roche target compounds resulting from the collaboration.

About Enhanze Technology

Enhanze Technology is Halozyme's proprietary drug delivery technology based on recombinant human hyaluronidase (rHuPH20), a recombinant form of the naturally occurring human enzyme approved by FDA for its ability to break down hyaluronic acid (HA), the space-filling "gel"-like substance that is a major component of tissues throughout the body. When combined or co-formulated with certain injectable drugs, Enhanze Technology can act as a "molecular machete" to facilitate the penetration and dispersion of these drugs by temporarily opening flow channels under the skin. Molecules as large as 200 nanometers may pass freely through the perforated extracellular matrix, which recovers its normal density within approximately 24 hours, leading to a drug delivery platform which does not permanently alter the architecture of the skin.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, a leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totaled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

About the Roche Venture Fund

The Roche Venture Fund advises Roche on investments in early stage biotech and diagnostics companies to support innovative technologies and medicines. Based in Basel, Switzerland, the Roche Venture Fund manages a portfolio of over 25 companies in 10 countries.

About Halozyme

Halozyme is a biopharmaceutical company developing and commercializing recombinant human enzymes for the drug delivery, palliative care, oncology, and infertility markets. The company's portfolio of products is based on intellectual property covering the family of human enzymes known as hyaluronidases. Halozyme's recombinant human enzymes may replace current animal slaughterhouse-derived extracts that carry potential risks of animal pathogen transmission and immunogenicity. The company has received FDA approval for two products: Cumulase®, the first and only recombinant human hyaluronidase for cumulus removal in the IVF process; and Hylenex for use as an adjuvant to increase the absorption and dispersion of other injected drugs. The versatility of the first enzyme, rHuPH20, enables Halozyme to develop the product as a medical device, drug enhancement agent, and therapeutic drug.

Conference Call

Halozyme management will host a conference call on Wednesday, December 6, 2006 at 11:00AM Eastern Time to discuss the contents of this press release in more detail. To participate via telephone, please call 888-463-4487 for domestic callers, or 706-679-5355 for international callers. A telephone replay will be available for 48 hours by dialing 800-642-1687 from the U.S., or 706-645-9291 for international callers, and entering reservation number 3270440. The conference call will be broadcast live over the Internet at www.halozyme.com and will be available for 30 days.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements, include, among others, those relating to the successful development, approval and launch of a product using rrHuPH20; the potential receipt by Halozyme of substantial payments by successfully fulfilling certain development and commercial milestones; that a compound using rHuPH20 will be successfully developed and approved as a product which may be sold to the public; that Halozyme will receive royalties from sales of this product, if successfully launched and that this product, if developed, could represent a significant step forward in treating patients. These statements are based on current expectations of future events. Forward-looking statements are not guarantees of performance. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from expectations and projections. These forward looking statements are subject to numerous risks and uncertainties. These risks and uncertainties include but are not limited to, general industry conditions and competition; obtaining U.S. and other countries regulatory approvals; health care changes in the U.S. and other countries; unexpected outcomes; product efficacy or safety concerns; product manufacturing issues; successful marketing of the product if developed;

superior products being brought to market; loss of key employees; government reimbursement issues; economic conditions; technological advances and patents attained by competitors; manufacturing and supply disruptions; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents by competitors or allegations that the product infringes the patents of third parties; U.S. and other countries health care reforms; governmental laws and regulations; product liability claims or litigation risks; governmental investigations; and trends toward health care cost containment. These risks and uncertainties also include the risks that clinical trials may not proceed as planned due to technical, scientific, or patient enrollment issues, or disagreements with regulatory authorities over trial design or other matters; that the scale and scope of future clinical and nonclinical studies may change and will be determined in significant part by data collected in ongoing and future trials; that further clinical studies may not reflect the results obtained in early clinical and nonclinical studies; that ongoing nonclinical studies, including toxicology studies, will yield currently unanticipated negative outcomes that could adversely affect planned clinical trials; that results from the clinical trials will be insufficient to support additional phase programs without additional trials and consequent delay in the timetable for potential approval; and that any potential product may not achieve sales sufficient to earn the royalties referenced above. The foregoing list sets forth many, but not all, of the factors that could impact upon the ability to achieve results described in any forward-looking statements. It is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties. Neither company assumes any obligation to update any forward-looking statements as a result of new information or future events or developments.

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
e-mail: dianne.young@roche.com

Carla Bedard
Phone: +41 (0)61 687 13 00
e-mail: carla_christine.bedard@roche.com

Eva Schäfer-Jansen
Phone: +41 (0)61 688 66 36
e-mail: eva.schaefer-jansen@roche.com

Dr. Zuzana Dobbie
Phone: +41 (0)61 688 80 27
e-mail: zuzana.dobbie@roche.com

North American investors please contact:

Thomas Kudsk Larsen
Phone: +41 (0)61 687 05 17
Mobile phone: +41 (0)79 829 15 07
e-mail: thomas_kudsk.larsen@roche.com

General inquiries:

International: +41 (0) 61 688 8880
North America: +1 973 562 2233
e-mail: investor.relations@roche.com